Exhibit

Exhibit Description

99.1	Announcement on 2009/08/24: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2009/08/24:To announce related materials on acquisition of UMC New Business Investment Corporation common shares

99.3	Announcement on 2009/08/24: UMC Announces the Establishment of New Business Development Center

99.4	Announcement on 2009/08/26: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of private placement

99.5	Announcement on 2009/08/26: Represent subsidiary Fortune Venture Capital Corporation to announce related materials on investment of private placement

99.6	Announcement on 2009/08/27: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2009/08/31: Revision of UMC 2008H1 EPS

99.8	Announcement on 2009/09/03: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2009/09/08: UMC will attend investor conferences on 2009/09/09

99.10	Announcement on 2009/09/09: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2009/09/10: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2009/09/11: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2009/09/15: UMC will attend investor conferences on 2009/09/17

99.14	Announcement on 2009/09/08: August Revenue

99.15	Announcement on 2009/09/15: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/07/13~2009/08/24
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price:$783,771,250NTD;total transaction price: $783,771,250NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.2

To announce related materials on acquisition of UMC New Business Investment Corporation common shares

Date of events:2009/08/24

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of UMC New Business Investment Corporation

2.Date of occurrence of the event:2009/08/24

3.Volume, unit price, and total monetary amount of the transaction:trading volume: 150,000,000 shares; average unit price: $10 NTD;total amount: $1,500,000,000 NTD

4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Investee company which UMC holds 100%.

5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:one-time payment of $1,500,000,000 NTD;None.

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:The decision making manner: New share issuance .The decision-making department: The Chairman & President Office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 150,000,000 shares;amount: $1,500,000,000 NTD; percentage of holdings: 100%

12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:ratio of total assets: 23.65% ratio of shareholder’s equity: 26.57%;the operational capital as shown in the most recent financial statement:$40,548,738 thousands NTD

13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition:Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No

18.Any other matters that need to be specified: None

Exhibit 99.3

UMC Announces the Establishment of New Business Development Center

1.Date of occurrence of the event:2009/08/24

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence:United Microelectronics Corporation (TWSE: 2303, NYSE: UMC), at its 2nd Board of Directors meeting of the 11th term held today, approved the establishment of New Business Development Center and its 100% owned subsidiary, UMC New Business Investment Corporation. Wen Yang Chen, senior vice president of UMC will be responsible for New Business Development Center.UMC established the center to capitalize in high growth and high profit potential industries through timely strategic investment. This will bring new momentum for UMC to further grow and enhance UMC’s future asset turnover and profitability. Capital for UMC’s 100% owned subsidiary, UMC New Business Investment Corporation, is expected to reach NTD 1.5 billion. The company will invest based on the research and evaluation performed by UMC New Business Development Center. In the future, the company will acquire absolute majority of the investees’ shares and aggressively participate in the decision-making process and operation of the invested companies. Recently, major developed and developing countries have listed energy saving and carbon reduction as primary administrative policies to face the challenge of potential energy shortages in the future. Technologies for renewable energy and energy saving will become the focus for future technology development; the growth of related industries is predictable. The utilization of solar energy has high development potential in the renewable energy sector, while LED is a focus area for energy saving. UMC’s knowledge and technologies are highly applicable to the fundamentals of these two industries; hence UMC New Business Development Center will focus on these two areas by utilizing UMC’s existing expertise and technologies. In the short-to-mid term, UMC plans to complete the development of related technologies and establish a preliminary scale of operations. For the long term, as key proficiencies mature and resource integration is complete, the new energy business is expected to become another UMC core business with high competitive advantages. Wen Yang Chen, UMC senior vice president, is currently responsible for operations and sales of UMC’s 8-inch (including 6-inch) fabs. He will also be responsible for the operation of UMC New Business Development Center, which will allow him to leverage his extensive experiences in the semiconductor industry to conduct evaluations on various investments, and the integration, management and utilization of human resources, technology and capital. Enhancing UMC’s profitability and improving shareholders’ equity has always been UMC’s goal. UMC will continue to strengthen its foundry industry competitiveness, while also adopting an intelligent capital utilization strategy through this new energy business development to increase capital utilization performance, build momentum for long-term growth, and to create even greater benefits for UMC’s shareholders.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of private placement

Date of events:2009/08/26

1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield):A-DATA TECHNOLOGY CO., LTD. private equity

2.Date of occurrence of the event:2009/08/26

3.Volume, unit price, and total monetary amount of the transaction:2,000,000 shares; unit price: NTD50; amount: NTD100,000,000

4.Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):A-DATA TECHNOLOGY CO., LTD.; none

5.Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):NA

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NA

9.Terms of delivery or payment (including payment period and monetary amount),restrictive covenants in the contract, and other important stipulations: one time payment NTD100,000,000;None;None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:private equity capital increase in cash, new shares issuance;base on the private equity capital increase price;Chairman office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):2,000,000 shares; NTD 100,000,000 ; 0.89% ; None

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:Total asset: 14.35%; shareholder’s equity: 14.40%;operating capital: NTD 1,803,653 thousand

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes

15.Net worth per share of company underlying securities acquired or disposed of:NTD24.95

16.Do the directors have any objection to the present transaction?:No

Exhibit 99.5

Represent subsidiary Fortune Venture Capital Corporation to announce related materials on investment of private placement

Date of events:2009/08/26

1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield):Topoint Technology Co., Ltd. Private Placement Convertible Bond

2.Date of occurrence of the event:2009/08/26

3.Volume, unit price, and total monetary amount of the transaction:500 units ; unit price: NTD100,000 ; amount: NTD50,000,000

4.Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Topoint Technology Co., Ltd. ; Board of Director

5.Where the counterpart to the trade is an actual related party,a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):NA

8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:one time payment NTD 50,000,000 ; None ; None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:Private Placement Convertible Bond; According to the issuing price of Private Placement Convertible Bond;Chairman office

11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):500 units; NTD 50,000,000; None; None

12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:Total asset: 0.92%; shareholder’s equity: 0.93%;operating capital: NTD 1,112,225 thousand

13.Concrete purpose or use of the acquisition or disposition: Long-term investment

14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15.Net worth per share of company underlying securities acquired or disposed of:NTD 23.63

16.Do the directors have any objection to the present transaction?:No

Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 97/10/20~98/08/27
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $539,177,500NTD;total transaction price: $539,177,500NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Nikon Precision Taiwan Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.7

Revision of UMC 2008H1 EPS

Date of events:2009/08/31
1.Date of occurrence of the event:2009/08/31
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or“affiliate company”): Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:Revision of UMC 2008H1 EPS
6.Countermeasures: Upload the revised version
7.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/08/19~2009/09/03
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $662,067,920NTD;total transaction price: $662,067,920NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.9

UMC will attend investor conferences on 2009/09/09

Date of events:2009/09/08
1.Date of the investor/press conference:2009/09/09
2.Location of the investor/press conference: New York and San Francisco, USA

3.Financial and business related information:The Company will attend the Asia Equity Forum held by Nomura from 2009/9/9 to 2009/9/11 in New York and San Francisco, USA.

4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/03~2009/09/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $780,802,736NTD;total transaction price: $780,802,736NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/09/09~2009/09/10
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $510,723,450NTD;total transaction price: $510,723,450NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.12

To announce related materials on disposal of Unimicron Technology Corp.securities

Date of events:2009/09/11
1.Name of the securities:Common shares of Unimicron Technology Corp.
2.Trading date:2009/09/02~2009/09/11
3.Trading volume, unit price, and total monetary amount of the transaction:trading volume:8,976,000 shares;average unit price: $37.16 NTD;total amount: $333,518,050 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities):$140,163,458 NTD
5.Relationship with the underlying company of the trade:Unimicron Technology Corp, none.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 199,502,008 shares;amount: 4,297,530,005 NTD; percentage of holdings: 18.26%;status of restriction of rights:no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:ratio of total assets: 23.33% ratio of shareholder’s equity: 26.30%; the operational capital as shown in the most recent financial statement:$43,942,111 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal:financing operation
9.Do the directors have any objections to the present transaction?:none
10.Any other matters that need to be specified:none

Exhibit 99.13

UMC will attend investor conferences on 2009/09/17

Date of events:2009/09/15
1.Date of the investor/press conference:2009/09/17
2.Location of the investor/press conference: Grand Hyatt Hotel
3.Financial and business related information:The Company will attend the “Asian Technology Conference” held by Credit Suisse on 2009/9/17 in Grand Hyatt Hotel.
4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.14

United Microelectronics Corporation
September 8, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2009.

1)	Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
August	Invoice amount	6,751,101	6,423,485	327,616	5.1%
2009	Invoice amount	40,189,145	53,131,092	(12,941,947)	(24.36%)
August	Net sales	9,061,502	8,165,231	896,271	10.98%
2009	Net sales	51,337,437	65,937,194	(14,599,757)	(22.14%)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	108,326

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	3,873,448
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,807,600	7,500,000
Fair Value	(11,450)	88,203
Net Profit from Fair Value	(71,200)	7,842
Written-off Trading Contracts	30,331,517	7,500,000
Realized profit (loss)	2,298	(33,190)

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.15

United Microelectronics Corporation
For the month of August, 2009

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of August, 2009.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of	Number of shares
		shares held as of	held as of
Title	Name	July 31, 2009	August 31, 2009	Changes
Vice President	Tsung-Hsi Ko	1,822,507	1,813,507	(9,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	July 31, 2009	August 31, 2009	Changes

3)	The acquisition assets (NT$ Thousand)

Description of assets	August	2009
Fixed assets	52,113	191,088
Semiconductor Manufacturing Equipment	1,022,828	5,440,249

4)	The disposition of assets (NT$ Thousand)

Description of assets	August	2009
Fixed assets	0	0
Semiconductor Manufacturing Equipment	17,845	25,244